Exhibit 99

EMBARGOED UNTIL 0700 (London)/0800 (Rotterdam)/0200 (New York)

                                [UNILEVER LOGO]


                                                              20 September 2004

                             UNILEVER TRADING UPDATE
                             -----------------------


O UNILEVER IS REVISING ITS EARNINGS GUIDANCE REFLECTING A DETERMINATION TO RETURN THE BUSINESS TO GROWTH. WE NOW EXPECT LOW SINGLE DIGIT EARNINGS PER SHARE GROWTH (BEIA) FOR THE FULL YEAR 2004.

O    ADDITIONAL SUPPORT PLANNED FOR Q4 BEHIND HIGH QUALITY MARKET PLACE
     INITIATIVES.

O    TRADING IN JULY/AUGUST BELOW EXPECTATIONS:

     - substantially lower sales of Ice Cream and Ready to Drink Tea due to very poor weather in Northern Europe;
     - continued weak consumer confidence coupled with retail and competitive issues have led to a further decline in Home and Personal Care markets in Western Europe;
     - in Asia competition remains intense in Laundry and Hair markets in a number of key countries;
     - trading across the rest of the business is broadly in line with expectation.


We now expect the development of leading brands in Q3 to be below that seen in Q2.

In light of the lower sales and a weaker category mix, we expect gross margin to decline in the third quarter compared to last year.

EPS (beia) in the third quarter is now expected to be lower than the comparable quarter last year.

The protection of the health of our brands and a return to long term profitable growth remain our overriding priorities. Planned brand support activities for the rest of the year will therefore be maintained and in certain areas reinforced.

Our simplification and cost saving activities, outlined with our Q2 announcement are proceeding to plan.

Commenting on the revised guidance, Unilever Chairmen Antony Burgmans and Niall FitzGerald said:

"In the light of the poor July/August and the pressure on some of our market positions we do not consider it in the long term interest of the business to maintain our previous (low double digit) EPS guidance for 2004. We are stepping up our market place activity, including putting additional A&P funds behind a number of high priority market place initiatives. Top line growth is key to long term sustainable value creation, and here the recent performance is unacceptable. We are determined to put this right and we are therefore moving forward with the simplification of our operations and, most importantly, increasing investment behind our brands."

    Antony Burgmans                                        Niall FitzGerald
                              Chairmen of Unilever


                                      -o0o-

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CONTACT DETAILS:

Press                                                        Investor Relations
Tim Johns                                                    John Rothenberg
+44 20 7822 6805                                             +44 20 7822 6824
Nancy L. Goldfarb                                            Andrew Stephen
+1 201 894 2808                                              +1 201 894 2822
Tom Gordijn                                                  Philip-de Klerk
+31 10 217 4844                                              +31 10 217 3859


Unilever's third quarter results will be published on Wednesday 27 October.

Financial numbers are quoted in Euros at constant rates of exchange, that is average 2003 rates.

EPS is quoted on a before exceptional items and amortisation of goodwill and intangible assets basis (EPS (beia)).

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including `forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as `expects', `anticipates', `intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.